January 29, 2025

Mark Scott
Chief Financial Officer
Airship AI Holdings, Inc.
8210 154th Avenue NE
Redmond, WA 98052

       Re: Airship AI Holdings, Inc.
           Registration Statement on Form S-3
           Filed January 23, 2025
           File No. 333-284462
Dear Mark Scott:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 and Mitchell Austin at 202-551-3574
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David J. Levine